Paul, Hastings, Janofsky & Walker LLP
600 Peachtree Street, N.E.
Suite 2400
Atlanta, GA 30308

July 23, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	WGNB Corp. Registration Statement on Form S-1 (File No. 333-151820) SEC Correspondence

Ladies and Gentlemen:

This will summarize the comments received from Messrs. Matt McNair and Michael Clampitt of the Commission staff on July 14, 2008 with respect to the Registration Statement on Form S-1 (the “Registration Statement”) filed by WGNB Corp. (the “Company”) on June 20, 2008 in connection with the registration of rights to purchase, and the underlying shares of, the Company’s Series A Convertible Preferred Stock, and our responses on behalf of the Company. The Staff’s comments are reproduced in their entirety in bold below, and the responses thereto are set forth after each comment.

Cover page

1.	Revise the first paragraph to disclose the mandatory redemption option of the company.

The Series A Preferred does not have a mandatory redemption feature and we assume you were referred to the mandatory conversion provisions at the specified date in the future. Accordingly, the Company has complied with the Staff’s comment by adding the following sentence at the end of the first paragraph on the cover page: “On or after September 15, 2013, we may, at our option, at any time or from time to time cause some or all of the Series A Preferred to be converted into shares of our common stock at the then applicable conversion rate.”

Questions and Answers About this Rights Offering

2.
Please describe what happens when, upon exercise of the rights at the conversion rate, the shareholder is left with fractional rights. For example, suppose a shareholder owns 10 shares of WGNB stock, receives 10 rights and exercises at the conversion ratio of 2.423 rights per share. It appears, based on the disclosure that after exercise, 0.308 rights would remain.

Securities and Exchange Commission

The Company has complied with the Staff’s comment by amending its illustrative example to make clear that any fractional rights would be void. See “What Happens to Remaining Fractional Rights” on page 2 and similar text on pages 4 and 22 of the accompanying blackline.

Prospectus Summary, page 1

3.	Please revise the preamble to state that it highlights “material” information, not “selected, from the document.

The Company has revised the preamble on page 1 as requested.

Risk Factors, page 10

4.
The purpose of the risk factors section is to discuss the most significant factors that make investing in the security speculative or risky. It is not intended to be a place for the company to offer assurances or to state its inability to offer assurances. However, you make several references throughout this section to the company’s inability to offer assurances as to certain aspects of the company’s business. For example, you state that you cannot assure investors that your Series A Preferred shares will meet listing requirements or that there will be an active trading market for the securities. Instead of stating the company’s inability to make assurances, please revise the disclosure to merely state the material risks posed by the uncertainties addressed.

The Company has complied with the Staff’s comment by removing all negative assurance language throughout the Risk Factors section. See pages 12, 15 and 18 of the accompanying blackline.

5.
We note the significant amount of construction loans held on your balance sheet as of March 31, 2008. We also note the disclosure in your most recently filed Form 10-Q regarding the deteriorating financial capacity of your residential construction and development borrowers to meet their loan obligations. We further note the declining values of the underlying properties based on your reappraisals. Since it appears that there is significant risk associated with your construction loan portfolio, please include a risk factor highlighting your overall risk exposure with respect to these loans. In addition, disclose the construction loan portfolio balance, the amount of substandard and non-performing construction loans, and the amount of construction loans in foreclosed assets as of the most recent practicable date.

The Company has complied with the Staff’s comment by adding a new risk factor entitled “We hold in our portfolio a significant number of construction loans, which may pose more credit risk than other types of mortgage loans typically made by banking institutions” on page 18 of the accompanying blackline.

Securities and Exchange Commission

6.
Your most recent Form 10-Q discloses non-performing assets of $54.5 million, which is approximately 8% of your total loans and approximately 68% of stockholders’ equity. Non-performing loans have also increased significantly since the year-earlier period. Since non-performing loans could have, among other unfavorable consequences, a deleterious effect on your earnings, please include a risk factor that addresses how non-performing loans may impact your overall business.

The Company has complied with the Staff’s comment by adding a new risk factor entitled “Current and anticipated deterioration in the housing market and the residential construction industry may lead to increased loss severities and further worsening of delinquencies and non-performing assets in our loan portfolios” on page 17 of the accompanying blackline.

Where You Can Find More Information, page 47

7.
As you have elected to incorporate information by reference pursuant to General Instruction VII of the Form S-1, you must specifically incorporate by reference into the prospectus all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report already incorporated by reference. See Item 12(a)(2) of Form S-1.

The Company has complied with the Staff’s comment by incorporating by reference the following additional reports filed since the initial filing of the Registration Statement: its Form 10-Q for quarter ended June 30, 2008 (filed July 22, 2008) and Form 8-Ks filed (but not furnished) on June 19, June 26 and July 22, 2008.

In addition to responding to specific Staff comments, we wish to call your attention to other revisions to the Registration Statement reflected in Amendment No. 2. The offering size has been increased to $30,000,000 (based on 3,750,000 shares registered at $8.00 per share), the Summary Financial Data reflects second quarter and year-to-date figures, and the Series A Preferred now has an additional anti-dilution provision in the event the Company issues securities in the first year after closing at a price lower than $8.00. A blackline copy showing changes made from the initial filing is attached for your convenience.

We acknowledge on behalf of the Company that: (i) it is responsible for the accuracy and adequacy of the disclosure in this filing; (ii) SEC staff comments regarding this filing or changes to disclosure in response to SEC staff comments regarding this filing reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert SEC staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

If you have any further questions, please do not hesitate to contact me at (404) 815-2528.

Sincerely,

By:	/s/ Karen K. Leach
Karen K. Leach
for Paul, Hastings, Janofsky & Walker LLP

Enclosures
cc:	Mr. H.B. Lipham, III